UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Global Cornerstone Holdings Ltd.

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

G3925L110

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1.	Names of Reporting Persons.

Global Cornerstone Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States
	Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power

1,756,098
		6.	Shared Voting Power

0
		7.	Sole Dispositive Power

1,756,098
		8.	Shared Dispositive Power

0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,756,098
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9)

18.0%
12.	Type of Reporting Person (See Instructions)

OO

1.	Names of Reporting Persons.

James D. Dunning, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States
	Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power

1,756,098
		6.	Shared Voting Power

0
		7.	Sole Dispositive Power

1,756,098
		8.	Shared Dispositive Power

0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,756,098
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9)

18.0%
12.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Persons.

Alan G. Hassenfeld
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States
	Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power

1,756,098
		6.	Shared Voting Power

0
		7.	Sole Dispositive Power

1,756,098
		8.	Shared Dispositive Power

0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,756,098
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9)

18.0%
12.	Type of Reporting Person (See Instructions)

IN

1.	Names of Reporting Persons.

Gregory E. Smith
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States
	Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power

1,756,098
		6.	Shared Voting Power

0
		7.	Sole Dispositive Power

1,756,098
		8.	Shared Dispositive Power

0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,756,098
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11.	Percent of Class Represented by Amount in Row (9)

18.0%
12.	Type of Reporting Person (See Instructions)

IN

Item 1.

(a)	Name of Issuer:

Global Cornerstone Holdings Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

352 Park Avenue South 13th Floor New York, NY

Item 2.

(a)	Name of Person Filing:

This statement is filed by Global Cornerstone Holdings LLC (“GCH LLC”), and its managing members, James D. Dunning, Jr. (“Dunning”), Alan G. Hassenfeld (“Hassenfeld”) and Gregory E. Smith (“Smith”, and together with GCH LLC, Dunning and Hassenfeld, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

The address of the Reporting Persons is:
c/o Global Cornerstone Holdings Ltd.
352 Park Avenue South 13th Floor New York, NY 10010

(c)	Citizenship:

(i) GCH LLC is a Delaware limited liability company
(ii) Dunning is a United States citizen
(iii) Hassenfeld is a United States citizen
(iv) Smith is a United States citizen

(d)	Title of Class of Securities:

Ordinary Shares, no par value (the “Ordinary Shares”)

(e)	CUSIP Number:

G3925L110

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: The Reporting Persons beneficially own 1,756,098 Ordinary Shares held by GCH LLC, which includes 390,244 Ordinary Shares subject to forfeiture in the event the last sales price of the Issuer’s Ordinary Shares does not equal or exceed $13.00 per share for any 20 trading days within any 30-trading day period within four years following the closing of the Issuer’s initial business combination, as described in the Issuer’s final prospectus (Registration No. 333-172120), filed with the Securities and Exchange Commission on April 18, 2011.

(b)

Percent of class: The Reporting Persons are the beneficial owners of 18.0% of the outstanding Ordinary Shares. This percentage is determined by dividing the 1,756,098 Ordinary Shares held by GCH LLC by 9,756,098, the number of Ordinary Shares issued and outstanding as of November 9, 2011, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011.

(c)	GCH LLC has the sole power to vote and dispose of 1,756,098 Ordinary Shares held by GCH LLC. Each of Dunning, Hassenfeld and Smith, as the managing members of GCH LLC, have the shared power to vote and dispose of 1,756,098 Ordinary Shares held by GCH LLC.

The filing of this statement on Schedule 13G shall not be construed as an admission that the Reporting Persons are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the Ordinary Shares held by GCH LLC, except to the extent of their respective pecuniary interests therein. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Exhibits	Exhibit 1

Joint Filing Agreement by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
Date

GLOBAL CORNERSTONE HOLDINGS LLC

By:	/s/ James D. Dunning, Jr.
James D. Dunning, Jr., a managing member

/s/ James D. Dunning, Jr.
James D. Dunning, Jr.

/s/ Alan G. Hassenfeld
Alan G. Hassenfeld

/s/ Gregory E. Smith
Gregory E. Smith

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Ordinary Shares, no par value, of Global Cornerstone Holdings Ltd., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2012.

GLOBAL CORNERSTONE HOLDINGS LLC

By:	/s/ James D. Dunning, Jr.
James D. Dunning, Jr., a managing member

/s/ James D. Dunning, Jr.
James D. Dunning, Jr.

/s/ Alan G. Hassenfeld
Alan G. Hassenfeld

/s/ Gregory E. Smith
Gregory E. Smith